

Mail Stop 3030

May 5, 2017

Via E-mail
Dr. Marlene Krauss
Chief Executive Officer
KBL Merger Corp. IV
527 Stanton Christiana Rd.
Newark, DE 19713

   Re: KBL Merger Corp. IV
     Registration Statement on Form S-1
     Filed April 26, 2017
     File No. 333-217475

Dear Dr. Krauss:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 24, 2017 letter.

Conditions to completing our initial business combination, page 15

1. Please reconcile response 8 in your letter to us dated January 18, 2017 with section 9.4 of exhibit 3.2.

If we seek stockholder approval, page 25

2. We note your response to prior comment 5; however, given your disclosure like on page 18 that you will complete the transaction if a majority of the stock voted is voted in favor, it appears that a proposed business combination could be approved with less than 4% of the shares sold in this public offering if only the minimum number of shares necessary for the quorum mentioned in exhibit 3.3 vote. Please revise or advise. Also, if you could

reduce the quorum requirement without shareholder approval, please explain the effect of the reduction clearly in your risk factors.

If third parties bring claims against us, page 31

3.   The exhibits to Exhibit 10.3 appear to indicate that the funds held in trust will be transferred to an account outside of the trust before being distributed to shareholders. Please reconcile with response 9 in your letter to us dated January 18, 2017.

4.   Please reconcile the last sentence of the first paragraph of this risk factor with your response to prior comment 6 that your auditor has not waived any rights to fees for which the auditor would become entitled.

5.   We note your response to comment 6 and are aware of your planned discussions about the auditor independence issues with the Commission's Office of Chief Accountant. We may have further comments at the end of those discussions.

In order to effectuate our initial business combination, blank check companies have, in the recent past, amended various provisions of their charters and modified governing instruments, page 43

6.   If a blank check company associated with your proposed management team materially amended provisions of its charter or governing instruments as contemplated by this risk factor, please expand this risk factor to highlight the specific company and amendments.

Management, page 93

7.   Please revise your disclosure that Mr. Sherman was "part of the acquisition team" to clarify his role. Also, disclose the benefits he received from association with the acquisition companies.

Transfers of Founder Shares and Private Placement Units, page 103

8.   We note the last sentence of this section. Please expand your disclosure to clarify whether the permitted transferees would be bound by all agreements affecting your founder shares, such as those in section 2 in exhibit 10.2.

Certain Relationships, page 105

9.   Please reconcile your revision indicating that you are paying your sponsor for office space, utilities and secretarial and administrative support with your disclosure on page 22 that your sponsor's only assets are securities of the registrant.

Exhibit 3.2

10.   Please reconcile section 9.7 of this exhibit with the second sentence of the last full paragraph on page 114 of your prospectus.

Exhibit 5.1

11.   Please tell us what law governs whether the Units are binding obligations of the registrant. We note that this exhibit addresses New York law only as to the opinion regarding the warrants and otherwise addresses only Delaware corporate law.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Douglas S. Ellenoff, Esq.